Exhibit 21.1
Subsidiaries of Approach Resources Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Approach Oil & Gas Inc.	Delaware
Approach Operating, LLC	Delaware
Approach Resources I, LP	Texas
Approach Oil & Gas (Canada) Inc.	Alberta, Canada
Approach Delaware, LLC	Delaware
Approach Services, LLC	Delaware